EXHIBIT 99.1

For Immediate Release	Date: April 10, 2023
23-27-TR

Teck Provides Update on Q1 Steelmaking Coal Performance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided its unaudited first quarter 2023 steelmaking coal sales volumes and realized prices.

“We achieved our quarterly sales guidance for steelmaking coal and continued to benefit from strong realized prices in the first quarter,” said Jonathan Price, CEO. “Teck’s high-margin steelmaking coal business continues to display its significant cash generating results and potential, further underscoring its value potential as the industry’s leading pure play steelmaking coal business post separation.”

Our first quarter steelmaking coal sales were 6.2 million tonnes, within our previously disclosed guidance range of 6.0 – 6.4 million tonnes. The realized steelmaking coal price in the first quarter averaged US$282 per tonne. We expect to report a positive provisional pricing adjustment of $25 million in the first quarter.

Our first quarter 2023 financial results are scheduled for release on April 26, 2023.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Investor Contact

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com